# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRT Apartments Corp., CIK 0000014846
CUSIP: 055645303
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 60 CUTTER MILL RD, 60 CUTTER MILL RD, GREAT NECK, New York (NY), 11021-3190
Date of event which requires filing of this statement: 10/19/2026
Amends the filing with accession number 0000779335-26-000006
Filed by CIK 0000779335
Persons authorized to receive notices and communications: Isaac Kalish, 60 Cutter Mill Road, Suite 303, Great Neck, New York (NY), 11021, 516-466-3100

## Reporting persons
- GOULD INVESTORS L P (CIK 0000779335): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 4,375,144; shared voting power 0; sole dispositive power 4,375,144; shared dispositive power 0; aggregate amount beneficially owned 4,375,144 (23.8% of the class)
  Comment: (1) The managing general partner of Gould Investors L.P. (the "Partnership") is Georgetown Partners LLC ("Georgetown"). Matthew J. Gould and Jeffrey A. Gould control Georgetown. Messrs. M. Gould and J. Gould and the Partnership may be deemed to share voting and dispositive power with respect to the Shares owned by the Partnership.
  
  (2) The percentage in Row 13 is based on 18,402,111 shares of common stock outstanding as of November 6, 2026.
- GOULD JEFFREY (CIK 0001187903): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 540,828; shared voting power 4,434,475; sole dispositive power 540,828; shared dispositive power 4,434,475; aggregate amount beneficially owned 4,975,303 (27% of the class)
  Comment: (1) The amounts in Rows 8, 10 and 11 include 26,267 shares owned by the Gould Shenfeld Family Foundation, 33,063 shares owned by 130 Store Company LLC, 1 share owned by the Gould Family Trust and 4,375,144 shares owned by the Partnership.
  
  (2) The percentage in Row 13 is based on 18,402,111 shares of common stock outstanding as of November 6, 2026.
- GOULD MATTHEW J (CIK 0001187904): citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 544,796; shared voting power 4,455,349; sole dispositive power 544,796; shared dispositive power 4,455,349; aggregate amount beneficially owned 5,000,145 (27.2% of the class)
  Comment: (1) The amounts in Rows 8, 10 and 11 include 20,874 shares owned by the BRT Apartments Corp. Pension Trust, 26,267 shares owned by the Gould Shenfeld Family Foundation, 33,063 shares owned by 130 Store Company LLC, 1 share owned by the Gould Family Trust and 4,375,144 shares owned by the Partnership.
  
  (2) The percentage in Row 13 is based on 18,402,111 shares of common stock outstanding as of November 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: BRT Apartments Corp.
Address of issuer's principal executive offices: 60 CUTTER MILL RD, 60 CUTTER MILL RD, GREAT NECK, New York (NY), 11021-3190
Comment:
October 19, 2026 represents the Reporting Persons' estimate, based on currently available information, of the date of the event requiring this Amendment.

This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2026 (SEC accession number 0000779335-26-000006) (the "Original Schedule 13D"), by Gould Investors L.P., Matthew J. Gould and Jeffrey A. Gould (the "Reporting Persons"), relating to the common stock, par value $0.01 per share (the "Shares"), of BRT Apartments Corp. (the "Issuer"). Capitalized terms not defined herein have the meanings assigned in the Original Schedule 13D. Except as expressly amended below, all information in the Original Schedule 13D, including Items 1, 2, 4 and 6 and Items 5(d) and 5(e), remains unchanged and is incorporated herein by reference.

This Amendment reports updated beneficial ownership reflecting acquisitions pursuant to the Issuer's dividend reinvestment plan (the "DRIP") and increases in percentage ownership resulting from the Issuer's repurchases of Shares, which reduced the number of Shares outstanding. Those repurchases were transactions by the Issuer, not acquisitions by the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is supplemented as follows with respect to the acquisitions reported in this Amendment:

The Shares reported in Item 5(c) as acquired by entities were acquired using their respective working capital, and those reported as acquired by individuals were acquired using personal funds, in each case through reinvestment of cash dividends. The information in Item 5(c) concerning the number of Shares acquired and the price per Share is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information in Rows 7 through 13 of each Reporting Person's cover page, including the footnotes, is incorporated herein by reference. The percentages are based on 18,402,111 Shares outstanding as of November 6, 2026.

The 23,625 Shares previously included in the beneficial ownership of each of Matthew J. Gould and Jeffrey A. Gould as potentially issuable pursuant to restricted stock units are no longer included because the conditions to vesting of those awards were not met.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information in Rows 7 through 13 of each Reporting Person's cover page, including the footnotes, is incorporated herein by reference. The percentages are based on 18,402,111 Shares outstanding as of November 6, 2026.

The 23,625 Shares previously included in the beneficial ownership of each of Matthew J. Gould and Jeffrey A. Gould as potentially issuable pursuant to restricted stock units are no longer included because the conditions to vesting of those awards were not met.
Transactions in the class effected during the past sixty days: On October 6, 2026, the following purchasers acquired, through their reinvestment of cash dividends pursuant to the DRIP at a price of $14.58 per share, the number of Shares indicated: (a) the Partnership acquired 66,342 Shares-such shares are deemed to be beneficially owned by all of the Reporting Persons; (b) Matthew J Gould acquired 10,020 Shares; and (c) 130 Store Company LLC acquired 613 Shares-such Shares are deemed to be beneficially owned by Matthew J Gould and Jeffrey A. Gould. During the 60 days ending November 6, 2026, none of the Reporting Persons effected any other transactions in shares of the Company's common stock.

## Signatures
- GOULD INVESTORS L P: /s/ Isaac Kalish, Georgetown Partners LLC, its managing general partner, By Isaac Kalish, Chief Financial Officer (11/06/2026)
- GOULD JEFFREY: /s/ Isaac Kalish, Isaac Kalish as attorney in fact for Jeffrey Gould (11/06/2026)
- GOULD MATTHEW J: /s/ Isaac Kalish, Isaac Kalish as attorney in fact for Matthew J Gould (11/06/2026)